CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2006

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	September 30	June 30
	2006	2006
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$821,380	$5,462,647
Amounts receivable and prepaids	1,226,422	697,391
Balances receivable from related parties (note 5)	215,955	91,049
	2,263,757	6,251,087

Buildings and equipment (note 3)	867,248	302,281
Mineral property interests	8,963,127	8,963,127

	$12,094,132	$15,516,495

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$896,697	$684,472

Shareholders' equity
Share capital (note 4)	77,082,934	77,082,934
Contributed surplus	1,529,142	1,578,428
Deficit	(67,414,641)	(63,829,339)
	11,197,435	14,832,023
Continuing operations (note 1)
Contingencies (note 6)
Subsequent event (note 7)

	$12,094,132	$15,516,495

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Jeffrey Mason

JRH (Dick) Whittington	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
	2006	2005
Expenses (income)
Exploration (see schedule of exploration expenses)	$2,731,129	$2,442,919
Foreign exchange loss (gain)	(1,616)	(601,100)
Interest income	(34,961)	(80,036)
Interest paid	13	–
Legal, audit and accounting	289,433	125,850
Office and administration	483,363	497,916
Shareholder communication	58,354	26,675
Stock-based compensation - exploration	(21,761)	141,364
Stock-based compensation - office and administration	(27,525)	341,635
Travel and conferences	108,873	56,369

Loss for the period	3,585,302	2,951,592

Deficit, beginning of period	63,829,339	51,372,326

Deficit, end of period	$67,414,641	$54,323,918

Basic and diluted loss per share	$0.03	$0.03

Weighted average number of common shares outstanding	105,822,331	99,309,344

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
	2006	2005

Operating activities
Loss for the period	$(3,585,302)	$(2,951,592)
Items not involving cash
Amortization included in exploration expenses	72,005	33,011
Stock-based compensation	(49,286)	482,999
Changes in non-cash working capital
Amounts receivable and prepaids	(529,031)	170,942
Accounts payable and accrued liabilities	212,225	(54,059)
Cash used in operating activities	(3,879,389)	(2,318,699)

Investing activities
Purchase of equipment	(636,972)	(17,457)
Proceeds from sale of equipment	–	–
Cash used in investing activities	(636,972)	(17,457)

Financing activities
Balances receivable from (payable to) related parties	(124,906)	(197,957)
Common shares issued for cash, net of issue costs	–	32,699
Cash provided by financing activities	(124,906)	(165,258)

Increase (decrease) in cash and equivalents	(4,641,267)	(2,501,414)
Cash and equivalents, beginning of period	5,462,647	13,962,200

Cash and equivalents, end of period	$821,380	$11,460,786

Supplemental cash flow information
Income taxes paid	$–	$–
Interest paid	$13	$–
Interest received	$34,961	$80,036

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
Campo Morado Property	2006	2005
Exploration expenses incurred during the period
Assays and analysis	$47,110	$81,274
Amortization	72,005	33,011
Drilling	862,158	891,607
Engineering	822,839	730,033
Geological	342,954	263,766
Site activities	532,333	404,331
Transportation	51,730	38,897
Subtotal	2,731,129	2,442,919
Non-cash stock-based compensation	(21,761)	141,364
Exploration expenses, including stock-based
compensation, incurred during the period	2,709,368	2,584,283
Cumulative exploration expenses, beginning of period	37,239,416	37,239,416
Cumulative exploration expenses, end of period	$39,948,784	$39,823,699

Cumulative exploration expenditures consists of:
Cumulative cash expenditures	$38,879,318	$38,977,661
Cumulative non-cash stock-based compensation	1,069,466	846,038
	$39,948,784	$39,823,699

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

1.	CONTINUING OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2007.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

3.	BUILDINGS AND EQUIPMENT

		Accumulated
September 30, 2006	Cost	amortization	Net book value
Buildings	$430,779	$396,576	$34,203
Exploration equipment	1,000,740	369,808	630,932
Furniture and office equipment	136,886	81,832	55,054
Vehicles	273,866	126,807	147,059
	$1,842,271	$975,023	$867,248

		Accumulated
June 30, 2006	Cost	amortization	Net book value
Buildings	$430,779	$385,806	$44,973
Exploration equipment	469,023	321,783	147,240
Furniture and office equipment	131,619	78,027	53,592
Vehicles	173,878	117,402	56,476
	$1,205,299	$903,018	$302,281

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and outstanding common shares

	Number	Amount
	of Shares
Balance, September 30 and June 30, 2006	105,822,331	$77,082,934

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase option compensation plan

The continuity of the number of share purchase options for the period ended September 30, 2006 is as follows:

	Exercise	June 30			Expired or	September 30
Expiry date	price	2006	Granted	Exercised	cancelled	2006
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	220,000	–	–	–	220,000
June 22, 2007	Cdn$0.74	260,000	–	–	(10,000)	250,000
September 28, 2007	Cdn$0.58	2,130,000	–	–	–	2,130,000
December 14, 2007	Cdn$0.52	15,000	–	–	–	15,000
February 29, 2008	Cdn$0.74	215,000	–	–	–	215,000
March 31, 2009	Cdn$0.80	1,051,500	–	–	(40,000)	1,011,500
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
		6,431,500	–	–	(50,000)	6,381,500

Weighted average exercise price		Cdn$ 0.79	Cdn$ –	Cdn$ –	Cdn$ 0.79	Cdn$ 0.79

At September 30, 2006, there were 4,082,000 options exercisable, with a weighted average exercise price of Cdn$0.70.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the three months ended September 30, 2006 and 2005 have been reflected in the statement of operations as follows:

	Three months ended
	September 30
	2006	2005
Exploration
Engineering	$(10,061)	$69,699
Environmental, socioeconomic and land	(420)	–
Geological	(11,280)	71,665
Exploration	(21,761)	141,364
Operations and administration	(27,525)	341,635

Total compensation cost recognized in operations, credited to
contributed surplus	$(49,286)	$482,999

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

The assumptions used to estimate the fair value of options granted during the periods were:

	Three months ended
	September 30
	2005	2005
Risk free interest rate	4%	3%
Expected life	3.23 years	2.02 years
Expected vesting terms	0 – 12 months	0 – 12 months
Expected volatility	69%	84%
Expected dividends	nil	nil

(d)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the period ended September 30, 2006 is:

	Exercise	June 30				September 30
Expiry date	price	2006	Granted	Exercised	Expired	2006
December 17, 2006	Cdn$1.02	28,571,877	–	–	–	28,571,877
		28,571,877	–	–	–	28,571,877

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
	September 30	June 30
Balances receivable (payable)	2006	2006
Hunter Dickinson Inc. and subsidiaries	$215,955	$91,049

	Three months ended September 30
Transactions	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$1,183,793	$951,005
Hunter Dickinson Group Inc.	–	2,658
Administration cost recovery
Hunter Dickinson Inc.	26,757	24,976

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

6.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001. The Nevada ruling was appealed by the plaintiff but was denied by the Nevada Supreme Court in its entirety in November 2005. The decision by the Nevada Supreme Court is final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a new lawsuit by one of the original plaintiffs, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. ("Wiltz"), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of the directors of the Company. The Company's attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company's Mexican subsidiary. Management's view is that this claim by Wiltz is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three months ended September 30, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services which will be rendered subsequent to September 30, 2006.

7.	SUBSEQUENT EVENT

Subsequent to September 30, 2006, the Company reached agreements in principle to privately place 18.75 million equity units in its capital at a price of Cdn$0.40 each for gross proceeds of Cdn$7.5 million to a number of accredited investors. Each unit consists of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of Cdn$0.60 for a two year period. The financing is subject to the execution of definitive agreements, regulatory and shareholder approvals.